IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY
OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


        CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated. Information for the nine months ended August 31, 1996 was derived from unaudited condensed consolidated statements.

                                                                 Fiscal                     Fiscal
                                   (Unaudited)                Period Ended                Year Ended              Year Ended
                                Nine Months Ended             November 30,                January 31,            December 31,
                           ----------------------------       ------------    -------------------------------    ------------

                           August 31,        August 31,
                              1996              1995              1995            1995       1994      1993          1991
                           ----------        ----------       ------------      --------   --------  --------    -----------
Ratio of earnings
    to fixed charges....        1.2               1.1               1.2            1.1        1.2       1.2            1.2


        For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges for the purpose of calculating the ratio of earnings to fixed charges consist solely of interest expense, capitalized interest and that portion of rentals representative of an interest factor.


                             DESCRIPTION OF NOTES

               The following description of the particular terms of the 6 7/8% Senior Notes due 2007 (the "Notes") offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. In particular, as used under this caption, the term "Company" means Morgan Stanley Group Inc. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.

General

        The Notes will be limited to $1,000,000,000 in aggregate principal amount and will mature on March 1, 2007. The Notes will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued in fully registered form only, in denominations of $1,000 and multiples thereof. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through the Depositary as described under "Book-Entry Procedures."

        Each Note will bear interest from February 26, 1997 at the applicable annual rate set forth on the cover page of this Prospectus Supplement, payable semiannually on March 1 and September 1 (each an "Interest Payment Date"), commencing September 1, 1997, to the person in whose name such Note is registered at the close of business on the preceding February 15 or August 15. Such interest will be computed on the basis of a 360-day year of twelve 30-day months.

        If any Interest Payment Date falls on a day that is not a Business Day, the interest payment shall be postponed to the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of interest and principal may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date.

        Interest payments for the Notes will include accrued interest from the date of issue or from the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of maturity, as the case may be.

        The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

        The Senior Debt Indenture permits the defeasance of the Notes upon the satisfaction of the conditions described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

        As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Book-Entry Procedures

        Upon issuance, the Notes will each be represented by fully registered global notes (the "Global Notes" and each a "Global Note"). The Global Notes will be deposited with, or on behalf of, The Depositary Trust Company, as Depositary (the "Depositary"), and registered in the name of a nominee of the Depositary. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The Depositary has advised the Company as follows: The
Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Securities." The Depositary has confirmed to the Company, the Underwriter and the Trustee that it intends to follow such procedures.


                                         UNDERWRITERS

       Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their names below:

                                                   Principal Amount
                     Name                              of Notes
                     ----                          ----------------
Morgan Stanley & Co. Incorporated.............      $   500,000,000
Dean Witter Reynolds Inc......................          500,000,000
                                                   ----------------
            Total.............................       $1,000,000,000
                                                   ================


        The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

        The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

        The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

        The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they each presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time by each of the Underwriters at the sole discretion of such Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

        This Prospectus Supplement and the accompanying Prospectus may be used by Morgan Stanley & Co. Incorporated ("Morgan Stanley") in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Morgan Stanley may act as principal or agent in such transactions.

        Morgan Stanley is a wholly-owned subsidiary of the Company.
Morgan Stanley's participation in the offering of the Notes and its market-making activities, if any, with respect to the Notes will be conducted in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

        The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.